Exhibit 99.2

ODDITY TECH LTD.
8 HAHARASH STREET
TEL AVIV-JAFFA 6761304, ISRAEL

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 27, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 27, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V21581-S72111

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ODDITY TECH LTD.

The Board of Directors recommends you vote FOR the following proposals:

1. To ratify the election of each of Ms. Lilach Payorski and Mr. Ohad Chereshniya as an external director of the Company, for a period of three years commencing on the date of appointment of each to the Company's board of directors.

	For	Against	Abstain
1a. Ms. Lilach Payorski	☐	☐	☐

	Yes	No
1aa Are you a "controlling shareholder" or do you have a "personal interest" (as such terms are defined in the Proxy Statement) in approval of Proposal 1a above? Response required for vote to be counted.	☐	☐

	For	Against	Abstain
1b. Mr. Ohad Chereshniya	☐	☐	☐

	Yes	No
1ba Are you a "controlling shareholder" or do you have a "personal interest" (as such terms are defined in the Proxy Statement) in approval of Proposal 1b above? Response required for vote to be counted.	☐	☐

	For	Against	Abstain
2. To approve and ratify the Company's 2023 Incentive Award Plan.	☐	☐	☐
3. To approve and ratify the Company's 2023 Employee Share Purchase Plan.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by duly authorized officer, giving full title as such.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V21582-S72111

ODDITY TECH LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 28, 2023 4:00 p.m. Israel Time
This Proxy Is Solicited On Behalf Of The Board Of Directors

The undersigned shareholder(s) hereby appoint(s) Lindsay Drucker Mann and Jonathan Truppman, or either of them, as proxies, each with the power to appoint her or his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares (Class A ordinary shares and Class B ordinary shares) of ODDITY TECH LTD. that the shareholder(s) is/are entitled to vote as of the close of business on August 21, 2023 at the Special General Meeting of Shareholders to be held at 4:00 p.m. Israel time, on September 28, 2023, at 8 Haharash Street, Tel Aviv-Jaffa 6761304, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations; provided, however, that in the case of Proposal 1, only if the Item 1aa is checked for Item 1a, and Item 1ba is checked for Item 1b.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Continued and to be signed on reverse side